Exhibit 99.1

San Pedro Garza Garcia, Mexico, April 28, 2009 - Axtel, S.A.B. de C.V. (“AXTEL” or “the Company”), a leading Mexican fixed-line integrated telecommunications company, announced today its unaudited first quarter results ended March 31, 2009(1).

	Q1		Q1		1Q09/1Q08	Q4		LTM
Million Pesos	2009		2008		D%	2008		Mar-09		Mar-08(1)

Revenues(2)	2,795		2,847		-2%	2,933		11,520		12,032
Costs(3)	829		982		-16%	875		3,551		4,362
Operating Expenses(4)	1,007		912		10%	820		3,752		3,567
Adjusted EBITDA(5)	960		954		1%	1,103		4,082		4,103
Adj. EBITDA Margin	34.3%		33.5%		+85 bps	37.6%		35.4%		34.1%
Net Income	(349)		88		n.a.	(869)		(1,137)		594
Earnings per CPO(6)	(0.28)		0.07		n.a.	(0.69)		(0.91)		0.47
Capital Expenditures	660		813		-19%	1,024		3,847		2,829
Net Debt / Adj EBITDA(7)	2.3	x	1.7	x		1.9	x	2.1	x	1.6	x

Highlights:

❖
During the first quarter, the Company launched a commercial campaign gearing AXTEL’s product mix towards high-volume segments to maximize capacity utilization available from recent network investments.

❖
The 12 thousand net additions of broadband Internet subscribers obtained in the first quarter of 2009 reflects the functionality of the Company’s WiMAX(8) network and the initial results of aforementioned marketing campaign.

Revenues from operations

Revenues from operations totaled Ps. 2,795 million in the first quarter of year 2009 from Ps. 2,847 million for the same period in 2008, a decrease of Ps. 52 million, or 2%.
Revenues from operations totaled Ps. 11,520 million in the twelve-month period ended March 31, 2009, compared to Ps. 12,032 million in the same period in 2008, a decrease of Ps. 512 million, or 4%.

Sources of Revenues(2)

Local services. Local service revenues contributed with 42% of total revenues during the first quarter, compared with 45% in the first quarter of 2008, totaling Ps. 1,175 million for the three-month period ending on March 31, 2009, representing a decrease of 9% compared to the same quarter in 2008. During the quarter, measured service and cellular revenues decreased 25% and 16%, respectively. Reduced traffic and consequently lower local and cellular revenues from one of our largest wholesale customers explain a significant portion of this reduction. Lower cellular revenues per minute is explained by reduced fixed-to-mobile termination rates prevailing during this period. Monthly rents, measured service and value-added services revenues represented 63% of local revenues during the twelve-month period ended March 31, 2009.

Long distance services. Long distance service revenues totaled Ps. 307 million in the quarter ending March 31, 2009, compared to Ps. 332 million in the same quarter in 2008. The reduction is mostly explained by a decline in long-distance revenues per minute from Ps. 0.81 to Ps. 0.67 year-over-year, which is attributable to an increase in wholesale traffic and further penetration of commercial offers including national and international minutes within a monthly rent.  For the twelve month period ended March 31, 2009, long distance revenues declined to Ps. 1,261 million from Ps. 1,461 million registered in the same period in 2008.

Data & Network. Data and network revenues amounted to Ps. 641 million in the first quarter of 2009, compared to Ps. 619 million in the same period in 2008, an increase of Ps.

22 million. Dedicated Internet and VPNs represented 91% of data & network revenues during the quarter. For the twelve month period ended March 31, 2009, data and network services revenues totaled Ps. 2,522 million from Ps. 2,513 million registered in the same period in 2008, an increase of Ps. 9 million.

International traffic. In the first quarter of 2009, International traffic revenues totaled Ps. 299 million, increasing Ps. 60 million or 25% versus same quarter of previous year. This is explained by the dollar appreciation that increases revenues in peso terms, and by an increase of off-net traffic vis-à-vis on-net traffic within the overall mix compared to the year-earlier quarter. For the twelve month period ended March 31, 2009, international traffic revenues totaled Ps. 1,043 million from Ps. 1,156 million registered in the same period in 2008, a decrease of Ps. 113 million or  -10%.

Other services. Revenue from other services recorded Ps. 373 or 13% of total revenues in the first quarter of 2009, compared to Ps. 367 million registered in the same period in 2008. This is mostly explained by the 108% growth in integrated services revenues compared with the same quarter of 2008. For the twelve month period ended March 31, 2008, other services revenues totaled Ps. 1,567 million from Ps. 1,553 million registered in the same period in 2008, an increase of Ps. 14 million.

Consumption

Local Calls. Local calls totaled 524 million in the three-month period ended March 31, 2009, a decrease of 69 million, or 12%, from 594 million recorded in the same period in 2008. This is mostly explained by lower traffic from one of our largest wholesale customers as well as a decline in the average number of lines in service in the quarter. For the twelve month period ended March 31, 2009, local calls decreased to 2,314 million from 2,460 million registered in the same period in 2008, a decrease of 146 million calls or  6%.

Cellular (“Calling Party Pays”). Minutes of use of calls completed to a cellular line amounted to 280 million in the three-month period ended March 31, 2009, compared to 298 million in the same period in 2008, a decrease of 6% equivalent to 18 million minutes. As in the case of local calls, lower cellular traffic from one of our largest wholesale customers and a 2% decline in the average number of lines in service during the period explain the quarterly reduction. Due to the former, the average monthly cellular traffic per line declined 4% in the first quarter of 2009 compared to the same period in 2008. For the twelve month period ended March 31, 2009, cellular minutes grew 131 million, or 11%, from 1,145 million registered in the twelve-month period ended March 31, 2008, to 1,275 million in the same period in 2009.

Long distance. Outgoing long distance minutes amounted to 461 million for the three-month period ended March 31, 2009 from 411 million in the same period in 2008, a 50 million minute increase. This is mostly attributable to an increase in traffic from wholesale customers and further penetration of commercial offers including national and international minutes within a monthly rent. Domestic long distance minutes represented 96% of total traffic during the quarter. For the twelve month period ended March 31, 2009, outgoing long distance minutes amounted 1,718 million, compared to 1,778 million registered in the same period in 2008, a decrease of 61 million of minutes, or 3%.

Operating Data

Lines in Service. As of March 31, 2009, lines in service totaled 917 thousand, a decrease of 47 thousand from the same date in 2008.  During the first quarter of 2009, gross additional lines totaled 48 thousand. Although the declining gross-adds trend experienced since the third-quarter of 2008 changed during the quarter, this improvement was not sufficient yet to offset the level of disconnections experienced in the first quarter of 2009. As of March 31, 2009, residential lines represented 64% of total lines in service.

Line equivalents (E0 equivalents). We offer from 64 kilobytes per second (“kbps”) up to 100 megabytes per second (“Mbps”) dedicated data links in all of our thirty-nine existing cities. We account for data links by converting them to E0 equivalents in order to standardize our comparisons versus the industry. As of March 31, 2009, line equivalents totaled 478 thousand, an increase of 37 thousand from the same date in 2008.

Internet subscribers. As of March 31, 2009, Internet subscribers totaled 121 thousand, an increase of 9%, from 111 thousand recorded on the same date in 2008. Broadband subscribers increased 29%, totaling 104 thousand as of March 31, 2009. During the first quarter of 2009, broadband subscribers increased 12 thousand, glancing results from our recently launched commercial campaign and the service availability of our WiMAX network. This increase comes from new customers as well as up-selling existing subscribers from non-data or dial-up service to broadband access solutions.

Cost of Revenues and Operating Expenses

Cost of Revenues(3). For the three-month period ended March 31, 2009, the cost of revenues declined Ps. 153 million, compared with the same period of year 2008, resulting mostly from reductions in fixed-to-mobile and leased-links costs. On the other hand, long-distance termination costs increased Ps. 49 million as a result of higher traffic and a change in the international traffic mix. For the twelve month period ended March 31, 2009, the cost of revenues reached Ps. 3,551 million, a reduction of Ps. 810 million in comparison with the same period in year 2008.

Gross Profit. Gross profit is defined as revenues minus cost of revenues. For the first quarter of 2009, the gross profit accounted for Ps. 1,966 million, an increase of Ps. 101 million or 5%, compared with the same period in year 2008. The gross profit margin increase from 65.5% to 70.4% year-over-year is mostly due to improved cellular margins and reduced link and co-location costs. For the twelve month period ended March 31, 2009, our gross profit totaled Ps. 7,969 million, compared to Ps. 7,671 million recorded in the same period of year 2008, a gain of Ps. 298 million or 4%.

Operating expenses(4). For the first quarter of year 2009, operating expenses totaled Ps. 1,007 million compared to Ps. 912 million for the same period in year 2008. Higher expenses are mainly due to personnel-related costs and rents associated with the twelve new cities opened in the second and fourth quarters of 2008. For the twelve month period ended March 31, 2009, operating expenses totaled Ps. 3,752 million, coming from Ps. 3,567 million in the same period in 2008, an increase of Ps. 184 million. Personnel represented 50% of total operating expenses during the twelve month period ended March 31, 2009, versus 49% in the year-earlier period. Operating expenses for the  twelve-month period ending on March 31, 2009 reflect a non-cash Ps. 135 million benefit due to a change in the uncollectable reserves accounting method for corporate customers recorded in the fourth quarter of 2008. Recurring operating expenses for the  twelve-month period ending on March 31, 2009 would otherwise be Ps. 3,887 million.

Adjusted EBITDA(5). The Adjusted EBITDA totaled Ps. 960 million for the three-month period ended March 31, 2009, compared to Ps. 954 million for the same period in 2008,  an increase of 1%. As a percentage of total revenues, Adjusted EBITDA represented 34.3% of revenues in the first quarter of 2009, 85 bps higher than the margin recorded in the year-earlier quarter. For the twelve-month period ended March 31, 2009, Adjusted EBITDA amounted to Ps. 4,082 million, compared to Ps. 4,103 million in the same period in year 2008. Adjusted EBITDA for the  twelve-month period ending on March 31, 2009 exclude the non-cash non-recurring Ps. 135 million operating expense benefit mentioned before.

Depreciation and Amortization(9). Depreciation and amortization totaled Ps. 795 million in the three-month period ending on March 31, 2009 compared to Ps. 702 million for the same period in year 2008, an increase of Ps. 94 million or 13%. The increased quarterly depreciation is mostly explained by the significant capital expenditures incurred in 2008. Depreciation and amortization for the twelve-month period ended March 31, 2009 reached Ps. 2,949 million, from Ps. 2,673 million in the same period in year 2008, an increase of Ps. 276 million, or  10%.

Operating Income (loss). Operating income totaled Ps. 164 million in the three-month period ended March 31, 2009 compared to an operating income of Ps. 252 million registered in the same period in year 2008, a decrease of Ps. 87 million or 35%. For the twelve month period ended March 31, 2009 our operating income reached Ps. 1,267 million when compared to the result registered in the same period of year 2008 of Ps. 1,430 million, a decline of Ps. 163 million.

Comprehensive financial result. The comprehensive financial loss was Ps. 666 million for the three-month period ended March 31, 2009, compared to a loss of Ps. 110 million for the same period in 2008. Comparing quarter-on-quarter results, interest expense increased 2%, interest income declined 11% and non-cash FX result move adversely from a Ps. 88 million gain in first-quarter 2008 to a Ps. 463 million loss in first-quarter 2009.  During the quarter, the Mexican peso depreciated 6% against the dollar. For the twelve-month period ended March 31, 2009, the increased loss is also explained by the Mexican peso devaluation.

Debt. Increase in total debt is explained by (i) Ps. 201 million in net incremental indebtedness, (ii) Ps. 370 million increases in accrued interest and change in the fair value of the syndicated loan, and (iii) Ps. 2,052 million due to the non-cash effect of the Mexican peso depreciation against the US dollar.

Capital Investments. In the first-quarter of 2009, capital investments totaled Ps. 660 million, compared to Ps. 813 million in the year-earlier quarter. Declining capital expenditures reflect the Company’s commitment to maximize year 2008 investments in WiMAX, and other last-mile technologies, IP transport, switching, backhaul or transport, and significant Internet gateways’ capacity.

Other Investments.  Under our buy-back program, we maintain 26.1 million AXTELCPOs with a weighted average cost of Ps. 10.64 as of April 28, 2009.  The authorized amount for the program is Ps. 440 million.

Other important information

(1)
Figures in this release are presented based on Mexican financial reporting standards (FRS). According to Mexican FRS, the restatement of financial reports into constant pesos was suspended as of December 31, 2007, the last date in which inflationary accounting for the financial reports was applied. For comparative purposes, all financial reports of prior periods are presented in constant pesos as of December 31, 2007. Financial information of years 2008 and 2009 is presented in nominal pesos.

(2)	Revenues are derived from:

i.
Local services. We generate revenue by enabling our customers to originate and receive an unlimited number of calls within a defined local service area.  Customers are charged a flat monthly fee for basic service, a per call fee for local calls (“measured service”), a per minute usage fee for calls completed on a cellular line (“calling party pays,” or CPP calls) and value added services.

ii.	Long distance services. We generate revenues by providing long distance services (domestic and international) for our customers’ completed calls from AXTEL lines.

iii.	Data & network. We generate revenues by providing data, Internet access and network services, like virtual private networks and private lines.

iv.	International traffic. We generate revenues terminating international traffic from foreign carriers.

v.
Other services. Include among others, activation fees, customer premises equipment (‘‘CPE’’) sales and revenues generated from integrated telecommunications services provided to corporate customers, financial institutions and government entities.

(3)
Cost of revenues include expenses related to the termination of our customers’ cellular and long distance calls in other carriers’ networks, as well as expenses related to billing, payment processing, operator services and our leasing of private circuit links.

(4)
Operating expenses include costs incurred in connection with general and administrative matters which incorporate compensation and benefits, the costs of leasing land related to our operations and costs associated with sales and marketing and the maintenance of our network.

(5)
Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, and further adjusted for unusual or non-recurring items. For additional detail on the Adjusted EBITDA Reconciliation, go to AXTEL’s web site at www.axtel.com.mx

(6)
Earnings per CPO are calculated dividing the net income by the average number of Series A and Series B shares outstanding during the period divided by seven. The number of outstanding Series A and Series B shares was 96,636,627 and 8,672,716,596, respectively, as of March 31, 2009.

(7)
Net Debt to Adjusted EBITDA: The figure comes from dividing the net debt, including mark-to-market of derivative instruments, at the end of the period by the annualized, if applicable, run-rate Adjusted EBITDA.

(8)
802.16e WiMAX is a new IP-based voice and data wireless technology designed to deliver voice and data solutions, under fixed, portable, nomadic and mobile environments, to residential and business customers.

(9)	Depreciation and amortization includes depreciation of all communications network and equipment and amortization of pre-operating expenses and cost of spectrum licenses, among others.

About AXTEL

AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 39 cities and long distance connectivity to business and residential customers in over 200 cities. AXTEL provides telecommunications services using a suite of technologies including FWA, WiMAX, copper, fiber optic, point to multipoint radios and traditional point to point microwave access, among others.

AXTELCPO trades on the Mexican Stock Exchange and is part of the IPC Index. AXTEL’s American Depositary Shares are eligible for trading in The PORTAL Market, a subsidiary of the NASDAQ Stock Market, Inc.

Visit AXTEL’s Investor Relations Center on www.axtel.com.mx

Axtel, S.A.B. de C.V. and Subsidiaries
Unaudited Consolidated Balance Sheet
(Thousand of Mexican pesos )

ASSETS	Mar-09		Mar-08
Current assets:

Cash and equivalents	Ps.	1,063,791	1,259,261
Accounts receivable		1,944,970	1,813,852
Refundable taxes and other accounts receivable		219,682	132,830
Prepaid Expenses		26,519	40,583
Inventories		153,939	177,731
Financial Instruments		493,577	-
Total current assets		3,902,478	3,424,257

Non current assets

Property, plant and equipment, net	Ps.	15,275,577	13,875,438
Long-term accounts receivable		21,005	17,482
Telephone concession rights		633,371	700,822
Intangible Assets		163,151	397,614
Deferred income tax		1,373,985	898,063
Deferred employee's profit sharing		10,371	13,843
Investment in shares of associated company		17,575	15,573
Other assets		333,521	313,645

Total non current assets		17,828,556	16,232,480

TOTAL ASSETS		21,731,034	19,656,737

LIABILITIES
Current liabilities

Account payable & Accrued expenses	Ps.	2,632,228	1,728,501
Accrued Interest		134,234	99,921
Short-term debt		-	-
Current portion of long-term debt		600,292	195,191
Taxes payable		69,152	117,094
Financial Instruments		-	142,445
Deferred Revenue		553,532	522,944
Other accounts payable		412,955	389,336
Total current liabilities		4,402,393	3,195,432

Long-term debt

Long-term debt	Ps.	9,579,758	7,395,989
Severance, seniority premiums and other post-retirement benefits		66,865	57,602
Deferred revenue		130,658	168,255
Other long-term liabilities		7,308	6,581
Total long-term debt		9,784,589	7,628,427

TOTAL LIABILITIES		14,186,982	10,823,859

STOCKHOLDERS EQUITY
Capital stock	Ps.	7,562,075	8,870,062
Additional paid-in capital		741,671	741,671
Reserve for shares repurchasing program		162,334	-
Cumulative earnings (losses)		(1,025,358)	(729,015)
Cumulative deferred income tax effect		-	-
Change in the fair value of derivative instruments		103,330	(49,840)
TOTAL STOCKHOLDERS EQUITY		7,544,052	8,832,878

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	Ps.	21,731,034	19,656,737

Axtel, S.A.B. de C.V. And Subsidiaries
Unaudited Consolidated Income Statement
(Thousand of Mexican pesos )

		First Quarter ended March 31				LTM ended March 31
				Δ %					Δ %
		2009	2008			2009	2008

Total Revenues	Ps.	2,794,948	2,847,366	-1.8%	Ps.	11,519,984	12,032,481		-4.3%

Operating cost and expenses
Cost of sales and services		(828,519)	(981,939)	-15.6%		(3,551,456)	(4,361,650)		-18.6%
Selling and administrative expenses		(1,006,625)	(911,867)	10.4%		(3,751,882)	(3,567,473)		5.2%
Depreciation and amortization		(795,406)	(701,863)	13.3%		(2,949,382)	(2,673,282)		10.3%

Total Operating Costs and Expenses		(2,630,550)	(2,595,669)	1.3%		(10,252,720)	(10,602,405)		-3.3%

Operating income (loss)		164,398	251,697	-34.7%		1,267,264	1,430,076		-11.4%

Comprehensive financing result:
Net interest income (expense)		(202,911)	(193,380)	4.9%		(752,281)	(770,157)		-2.3%
Foreign exchange gain (loss), net		(462,534)	88,359	N/A		(2,153,020)	203,614		N/A
Change in the fair value of derivative instruments		(308)	(4,819)	-93.6%		58,562	(8,713)		N/A

Monetary position gain		-	-	N/A		-	197,872	-	100.0%

Comprehensive financing result, net		(665,753)	(109,840)	506.1%		(2,846,739)	(377,384)		654.3%

Employee's profit sharing		(1,431)	(2,274)	-37.1%		(7,130)	(8,363)		-14.7%
Deferred employees' profit sharing		2,557	(336)	N/A		(3,472)	(13,931)		-75.1%
Other income (expenses), net		10,685	(6,447)	N/A		(36,924)	(4,696)		686.3%
Other income (expenses), net		11,811	(9,057)	N/A		(47,526)	(26,990)		76.1%

Special item		-	-	N/A		-	-		N/A

Income (loss) before income taxes, and
equity in results of associated company		(489,544)	132,800	N/A		(1,627,001)	1,025,702		N/A

Income Tax		(1,897)	(4,830)	-60.7%		(12,622)	(103,649)		-87.8%
Deferred income tax		200,302	(40,318)	N/A		526,665	(330,255)		N/A
IETU		(33,790)	-	N/A		(34,752)	-		N/A
Deferred IETU		(23,223)	-	N/A		8,823	-		N/A

Total income tax and employees' profit sharing		141,392	(45,148)	N/A		488,114	(433,904)		N/A

Equity in results of an associate company		(433)	324	N/A		2,002	1,896		5.6%

Net Income (Loss)	Ps.	(348,585)	87,976	N/A	Ps.	(1,136,885)	593,694		N/A

Axtel, S.A.B. de C.V. And Subsidiaries
Mexican GAAP Adjusted EBITDA Reconciliation
(Thousand of Mexican pesos )

		Fourth Quarter ended March 31				LTM ended March 31

				D%				D%
		2009	2008			2009	2008

Net Income (Loss)	Ps.	(348,585)	87,976	N/A	Ps.	(1,136,885)	593,694	N/A

Depreciation and Amortization		795,406	701,863	13%		2,949,382	2,673,282	10%

Interest Expense, Net		202,911	193,380	5%		752,281	770,157	-2%

Income Tax and Employee Profit Sharing
(Benefit) Expense		(141,392)	45,148	N/A		(488,114)	433,904	N/A

EBITDA		508,340	1,028,367	-51%		2,076,664	4,471,037	-54%

Foreing Exchange (Gain) Loss, Net		462,534	(88,359)	N/A		2,153,020	(203,614)	N/A

Change in the fair value of derivative instruments		308	4,819	-94%		(58,562)	8,713	N/A

Monetary position		-	-	N/A		-	(197,872)	-100%

Other (income) expense, Net		(11,811)	9,057	N/A		47,526	26,990	76%

Equity in results of an associate company		433	(324)	N/A		(2,002)	(1,896)	6%

Adjusted EBITDA	Ps.	959,804	953,560	1%	Ps.	4,216,646	4,103,358	3%